CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2014 FINANCIAL RESULTS AND CHARTER RENEWALS FOR A NUMBER OF ITS VESSELS.

ATHENS, GREECE -- (Marketwired) – 01/30/15 -- Capital Product Partners L.P. (the "Partnership" or "CPLP") (NASDAQ: CPLP), an international diversified shipping company today released its financial results for the fourth quarter ended December 31, 2014.

The Partnership's net income for the quarter ended December 31, 2014, was $13.7 million. After taking into account the preferred interest in net income attributable to the unit holders of the 14,223,737 Class B Convertible Preferred Units outstanding as of December 31, 2014, (the "Class B Units" and the "Class B Unitholders"), the result for the quarter ended December 31, 2014 was $0.10 net income per limited partnership unit, which is $0.01 higher than the $0.09 net income per unit from the previous quarter ended September 30, 2014 and $0.12 higher than the $(0.02) net loss per unit in the fourth quarter of 2013. The Partnership's reported net income for the fourth quarter of 2013 included a $7.1 million loss from the sale of the M/T Agamemnon II and a $0.6 million loss related to the settlement of the Partnership's claims against Overseas Shipholding Group Inc. ("OSG") and certain of OSG's subsidiaries in connection with their voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code.

Operating surplus for the quarter ended December 31, 2014 was $32.1 million, which is $2.3 million higher than the $29.8 million from the third quarter of 2014 and $2.9 million higher than the $29.2 million of the fourth quarter of 2013. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $29.0 million for the quarter ended December 31, 2014. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section "Appendix A" at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the fourth quarter of 2014 were $49.7 million, compared to $47.0 million in the fourth quarter of 2013; the increase is mainly a result of the improved utilization of some of the Partnership’s vessels and the improving employment day rates for certain of the Partnership's vessels and profit share earned by one of the Partnership’s vessels.

Total expenses for the fourth quarter of 2014 were $32.3 million compared to $32.7 million in the fourth quarter of 2013 (excluding a $7.1 million loss from the sale of the M/T Agamemnon II). The vessel operating expenses for the fourth quarter of 2014 amounted to $15.2 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $15.4 million in the fourth quarter of 2013. The total expenses for the fourth quarter of 2014 also include $14.4 million in depreciation and amortization, compared to $14.3 million in the fourth quarter of 2013. General and administrative expenses for the fourth quarter of 2014 amounted to $1.6 million compared to $1.4 million in the fourth quarter of 2013.

As of December 31, 2014, the Partners' capital amounted to $872.6 million, which is $91.2 million higher than the Partners' capital as of December 31, 2013, which amounted to $781.4 million. This net increase primarily reflects:

•	the issuance of 17,250,000 common units in the quarter ended September 30, 2014, which raised gross proceeds of approximately $181.6 million,
•	the repurchase and cancellation of 5,950,610 common units from the Partnership's sponsor, Capital Maritime & Trading Corp (“Capital Maritime”), in the quarter ended September 30, 2014,
•
the difference of $36.4 million between the average fair market value of the five vessels that the Partnership agreed in September, 2014 to acquire from Capital Maritime and the agreed price for these vessels,

•	the payment of $102.8 million in distributions since December 31, 2013, and
•	the net income of $44.0 million for the year ended December 31, 2014.

As of December 31, 2014, the Partnership's total debt has decreased by $5.4 million to $577.9 million, compared to total debt of $583.3 million as of December 31, 2013, as a result of the loan amortization in one of our credit facilities.

Fleet Developments

The M/T ‘Axios’ (47,872 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2007, Hyundai Mipo Dockyard, South Korea) and the M/T ‘Assos’ (47,872 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2006, Hyundai Mipo Dockyard, South Korea) will be chartered to Petróleo  Brasileiro S.A. (‘Petrobras’) for three years (+/- 30 days) at $15,400 gross per day, subject to final vetting approval of the vessels. The M/T ‘Assos’ and M/T ‘Axios’ are currently employed with CMTC at a rate of $14,750 per day. While the Partnership intends to nominate the M/T ‘Assos’ and the M/T ‘Axios’ for these charters with Petrobras, it retains the right under the agreed terms to nominate any sister vessel.

Moreover, CMTC has agreed to re-deliver both vessels earlier under their existing contracts, if required, in order for these vessels to commence their employment with Petrobras.

The M/T ‘Akeraios’ (47,781 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2007, Hyundai Mipo Dockyard, South Korea) and the M/T ‘Apostolos’ (47,782 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2007, Hyundai Mipo Dockyard, South Korea) extended their employment with Capital Maritime for an additional charter term of two years (+/- 30 days) at a day rate of $15,600 gross. Currently the M/T ‘Akeraios’ and M/T ‘Apostolos’ are employed with CMTC at a rate of $14,950 and $14,850 per day respectively.

Moreover, the Partnership announced on December 11, 2014 that it has secured time charter employment for the M/T ‘Aias’ and the M/T ‘Arionas’ at increased daily rates.

The M/T ‘Aias’ (150,393 dwt, crude oil carrier, built 2008, Universal Shipyard, Japan) will be employed with Repsol Trading S.A. ('Repsol') for three years (+/- 30 days) at a gross daily rate of $26,500. Currently the vessel is employed under a time charter to Capital Maritime at a gross rate of $24,000 per day. The new charter will commence in early February 2015 and marks the opening of a new time charter relationship for the Partnership with Repsol.

The M/T ‘Arionas’ (36,725 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2006, Hyundai Mipo Dockyard, South Korea) entered into a new time charter with Capital Maritime, for fourteen months (+/- 30 days) at a gross daily rate of $15,000. The charter commenced in December 2014. Previously the vessel was employed under a time charter to CMTC at a gross rate of $14,250 per day.

As a result of the above employments, the Partnership's total weighted average remaining charter duration is 7.9 years.

Market Commentary

Product tanker spot rates registered strong gains in the fourth quarter of 2014, rising to the highest level since the third quarter of 2008. Plunging oil and oil products prices were key factors behind the strong performance, helping to open up arbitrage opportunities in the Atlantic and resulting in inventory building, which in return increased demand for product tankers. High product exports from the U.S. Gulf and new refinery capacity coming on line in the Middle East further contributed to the positive sentiment in the market. For the year 2014, average earnings stood at the second highest level since 2009.

The positive developments in the spot market saw MR time charter product tanker rates increasing during the fourth quarter, while activity in the period market was firm.

On the supply side, the ordering activity for MR product tankers slowed significantly in 2014, as most quality shipyards have now exhausted their capacity through 2016.

The Suezmax spot market improved significantly in the fourth quarter of 2014, as average earnings climbed to the highest levels since the fourth quarter of 2008. Seasonally strong demand, inventory building resulting from falling oil prices and delays in the Turkish Straights resulted in high activity levels for Suezmaxes, while stronger demand from the Far East economies for Latin America and West Africa crude oil resulted in increased tonne miles. Overall 2014 saw average Suezmax spot earnings increase by approximately 100% compared to 2013.

As a result of the improving spot market, the Suezmax period market continued to see more activity and at significantly increased rates, when compared to the same quarter last year.

On the supply side, the Suezmax orderbook is among the lowest in the industry, corresponding to 14.0% of the current fleet. Suezmax tanker demand is projected to continue growing in 2015, on the back of an expected increased growth in long-haul trades to India and China from the Atlantic and increased demand for storage on crude tankers. Overall, industry analysts forecast that Suezmax vessel demand will grow by approximately 4.6% in the full year 2015, while the fleet is projected to expand by 1.0%.

Quarterly Common and Class B Unit Cash Distribution

On January 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2014, in line with management’s annual distribution guidance.  The fourth quarter common unit cash distribution will be paid on February 13, 2015, to unit holders of record on February 6, 2015.

In addition, on January 23, 2015, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2014, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The fourth quarter Class B Unit cash distribution will be paid on February 10, 2015, to Class B Unitholders of record on February 3, 2015.

Management Commentary

Mr. Petros Chistodoulou, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:
“We are very pleased to see the improved operating surplus of the Partnership for the fourth quarter 2014, which reflects the employment of the Partnership's fleet at higher daily rates. In addition, we are pleased that the strong fundamentals of the product and crude tanker markets are increasingly reflected in their respective period markets. Another positive development is the emergence of profit sharing into our trading operations. A number of our product and suezmax tanker charters expire throughout 2015 and we expect to take advantage of the improving market conditions going forward. This should provide us with the opportunity to employ these vessels at higher rates and for longer periods. In the previous quarter, we agreed and secured both debt and equity financing for the addition of three eco wide beam container vessels and two eco MR product tankers in 2015. Given the improving backdrop of the underlying markets, we remain convinced that the Partnership has entered into a new growth phase. We expect that this will provide the basis for reviewing the Partnership's annual distribution guidance with an eye toward an upward revision in the first quarter 2015, concurrent with the expected timing of the delivery of the first of five agreed vessel acquisitions from Capital Maritime."

Conference Call and Webcast

Today Friday, January 30, 2015, at 10:00 a.m. Eastern Time, the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 6, 2015 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected use of proceeds from the offering of our common units, the acquisitions and vessel delivery dates of certain vessels from our Sponsor, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, demand, newbuilding deliveries and slippage, as well as market and charter rate expectations and expectations regarding our quarterly distributions, amortization payments, ability to pursue growth opportunities and grow our distributions and annual distribution guidance, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Petrobras, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Repsol Trading S.A. ('Repsol'), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
Email: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital GP L.L.C.
Jerry Kalogiratos, Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and net income / (loss) per unit)

	For the three months period ended December 31,		For the year ended December 31,
	2014	2013	2014	2013
Revenues	$29,492	$33,710	$119,907	$116,520
Revenues – related party	20,223	13,308	72,870	54,974
Total Revenues	49,715	47,018	192,777	171,494
Expenses:
Voyage expenses	1,045	1,523	5,907	5,776
Voyage expenses related party	95	86	338	314
Vessel operating expenses	12,473	11,295	48,714	38,284
Vessel operating expenses - related party	2,752	4,101	13,315	17,039
General and administrative expenses	1,550	1,373	6,316	9,477
Loss on sale of vessel to third parties	—	7,073	—	7,073
Depreciation and amortization	14,359	14,307	57,476	52,208
Operating income	17,441	7,260	60,711	41,323
Non operating (expense) / income:
(Loss) / gain on sale of claim	—	(644)	—	31,356
Gain from bargain purchase	—	—	—	42,256
Total non operating (expense) / income:	—	(644)	—	73,612
Other income / (expense):
Interest expense and finance cost	(4,865)	(4,661)	(19,225)	(15,991)
Gain on interest rate swap agreement	—	—	—	4
Other income	1,109	2	2,526	533
Total other expense, net	(3,756)	(4,659)	(16,699)	(15,454)
Net income	$13,685	$1,957	$44,012	$99,481
Preferred unit holders’ interest in Partnership’s net income	$3,041	$3,807	$14,042	$18,805
General Partner’s interest in Partnership’s net income / (loss)	$211	$(36)	$593	$1,598
Common unit holders’ interest in Partnership’s net income / (loss)	$10,433	$(1,814)	$29,377	$79,078
Net income / (loss) per:
• Common unit basic	$0.10	$(0.02)	$0.31	$1.04
Weighted-average units outstanding:
• Common units basic	104,079,960	86,682,014	93,353,168	75,645,207
Net income / (loss) per:
Common unit diluted	$0.10	$(0.02)	$0.31	$1.01
Weighted-average units outstanding:
Common units diluted	104,079,960	86,682,014	93,353,168	97,369,136
Comprehensive income:
Partnership’s net income	13,685	1,957	44,012	99,481
Other Comprehensive income:
Unrealized gain on derivative instruments	—	—	—	462
Comprehensive income	$13,685	$1,957	$44,012	$99,943

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of December 31, 2014	As of December 31, 2013
Cash and cash equivalents	$164,199	$63,972
Trade accounts receivable, net	2,588	4,365
Due from related parties	55	667
Above market acquired charters	—	612
Prepayments and other assets	1,839	1,376
Inventories	3,434	2,740
Total current assets	172,115	73,732
Fixed assets
Advances for vessels under construction – related party 1	66,641	—
Vessels, net	1,120,070	1,176,819
Total fixed assets	1,186,711	1,176,819
Other non-current assets
Above market acquired charters	115,382	130,770
Deferred charges, net	3,887	5,451
Restricted cash	15,000	15,000
Total non-current assets	1,320,980	1,328,040
Total assets	$1,493,095	$1,401,772
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$5,400
Trade accounts payable	5,351	7,519
Due to related parties	17,497	13,686
Accrued liabilities	5,636	5,387
Deferred revenue, current	11,684	6,936
Total current liabilities	45,568	38,928
Long-term liabilities
Long-term debt	572,515	577,915
Deferred revenue	2,451	3,503
Total long-term liabilities	574,966	581,418
Total liabilities	620,534	620,346
Commitments and contingencies
Partners’ capital1	872,561	781,426
Total liabilities and partners’s capital	$1,493,095	$1,401,772

1 Following the successful completion of the issuance and sale of 17,250,000 common units of the Partnership in September 2014, the Partnership on September 10, 2014, made an advance payment of $30.2 million to Capital Maritime in connection with the Partnership's acquisition of the three new-build Daewoo 9,160 TEU eco-flex containerships and the two new-build Samsung eco medium range product tankers. Furthermore, the Partnership recognized in "Advances for vessels under construction – related party" and "Partners' capital" the fair value of the IDRs' reset, amounting to $36.4 million, which is the difference between the agreed acquisition cost of the above five vessels of $311.5 million and the fair value of the respective five vessels.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the year ended December 31,
	2014	2013
Cash flows from operating activities:
Net income / (loss)	$44,012	$99,481
Adjustments to reconcile net income / (loss) to net cash provided by operating activities :
Vessel depreciation and amortization	57,476	52,208
Gain from bargain purchase	—	(42,256)
Amortization of deferred charges	809	405
Amortization of above market acquired charters	16,000	13,594
Equity compensation expense	—	3,528
Gain on interest rate swap agreements	—	(4)
Loss / (gain) on sale of vessels to third parties	—	7,073
Accrual on gain on sale of claim	—	644
Changes in operating assets and liabilities:
Trade accounts receivable	1,777	(1,171)
Due from related parties	612	(667)
Prepayments and other assets	(463)	(117)
Inventories	(694)	(407)
Trade accounts payable	(1,570)	2,066
Due to related parties	3,811	(3,761)
Accrued liabilities	178	1,573
Deferred revenue	3,919	(1,852)
Drydocking costs	(590)	(761)
Net cash provided by operating activities	125,277	129,576
Cash flows from investing activities:
Vessel acquisitions and improvements	(103)	(363,038)
Advances for vessels under construction – related party	(30,224)	—
Increase in restricted cash	—	(4,500)
Proceeds from sale of vessels	—	32,192
Net cash used in investing activities	(30,327)	(335,346)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	173,932	195,771
Expenses paid for issuance of Partnership units	(416)	(3,410)
Repurchase from Capital Maritime and cancellation of Partnership’s units	(60,000)	—
Proceeds from issuance of long-term debt	—	129,000
Payments of long-term debt	(5,400)	(4,050)
Loan issuance costs	(41)	(2,879)
Dividends paid	(102,798)	(88,241)
Net cash provided by financing activities	5,277	226,191
Net increase / (decrease) in cash and cash equivalents	100,227	20,421
Cash and cash equivalents at beginning of period	63,972	43,551
Cash and cash equivalents at end of period	164,199	63,972
Supplemental Cash Flow Information
Cash paid for interest	$16,564	$414,845
Non-Cash Investing and Financing Activities
Excess between the acquisition cost of the contracted vessels and their respective fair value	$36,417	$—
Capital expenditures included in liabilities	$183	$103
Offering expenses included in liabilities	$12	$(7)
Capitalized dry docking and deferred costs included in liabilities	$—	$628
Acquisition of above market time charter	$—	$97,256

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, loss on sale of vessels and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended December 31, 2014	For the three month period ended December 31, 2013	For the three month period ended September 30, 2014
Net income	$ 13,685	$ 1,957	$ 11,269
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,655	14,500	14,703
Deferred revenue	3,738	5,714	3,818
Loss on sale of vessel	—	7,073	—
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	32,078	29,244	29,790
Class B preferred units distribution	(3,040)	(4,045)	(3,040)
ADJUSTED OPERATING SURPLUS	29,038	25,199	26,750
Increase in recommended reserves	(4,346)	(4,226)	(2,058)
AVAILABLE CASH	$ 24,692	$ 20,973	$ 24,692